DLA Piper llp (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

June 16, 2010	OUR FILE NO. 366415-10
VIA EDGAR AND OVERNIGHT DELIVERY
Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	MagnaChip Semiconductor LLC Registration Statement on Form S-1 Filed March 15, 2010 File No. 333-165467
Dear Mr. Buchmiller:
This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed March 15, 2010 under Registration No. 333-165467 (the “Registration Statement”), as set forth in your letter to Mr. John McFarland dated June 4, 2010. The Company is filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”) in response to the Staff’s comments. For reference purposes, the text of your letter dated June 4, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 5 that have been revised in response to the comment.
1.	We note from your response to our comments that the “Corporate Conversion” mentioned in your document will not be completed until the date this registration statement is declared effective. Please confirm that you intend to file a full amendment to this registration statement after completion of the corporate conversion and prior to effectiveness, which amendment will include on the facing page the name of the issuer of the securities to be sold and the signatures of the registrant and all appropriate officers and directors.

Response: In response to the Staff’s comment, we confirm that, following the completion of the corporate conversion and prior to effectiveness, the Company will file a full amendment to the Registration Statement, including a change to the facing page with the name of the corporate issuer and revised signature pages signed on behalf of the corporate issuer by all appropriate officers and directors.

June 16, 2010
Page Two
Principal and Selling Stockholders, page 140
2.	We note your revisions in response to prior comment 2. Please revise to clearly identify the natural persons who have or share voting and/or dispositive powers with respect to the shares to be offered and sold by each entity in your table that is not a publicly traded entity. As examples, we note that no such natural persons appear to be identified for Caspian Capital, Mariner LDC and Deep Value Hedged Income.

Response: In response to the Staff’s comment, the Selling Stockholders table beginning on page 140 of the prospectus has been revised to identify the natural persons who have or share voting and/or dispositive power with respect to the shares offered by each entity that is not a publicly traded entity.
Exhibit 1.1
3.	We will continue to evaluate your response to prior comment 5 after you file the updated version of Exhibit 1.1.

Response: The Company will be filing in a pre-effective amendment to the Registration Statement an updated version of Exhibit 1.1 to reflect changes in the Registration Statement and include all missing and blank attachments.
Exhibits 5.1 and 8.1
4.	We reissue prior comment 6 to the extent that the proposed Exhibit 5.1 you provided still references “charter documents. . .to be in effect upon completion of the Corporate Conversion.”

Response: The Company notes the Staff’s comment. A revised version of proposed Exhibit 5.1 is attached as Attachment A to this letter and will be filed by the Company in the amendment to the Registration Statement that the Company will file following the completion of the corporate conversion and prior to effectiveness.

5.	We will continue to evaluate your response to prior comment 8 after you file an opinion of counsel that the deposit agreement is a legal, binding obligation of the depositary.

Response: A draft of the proposed Exhibit 5.2 is attached as Attachment B to this letter and will be filed by the Company in the amendment to the Registration Statement that the Company will file following the completion of the corporate conversion and prior to effectiveness.

June 16, 2010
Page Three
6.	We note your response to prior comment 9. If the disclosures you note in your response to prior comment 9 represent counsel’s opinion, then please file an opinion that states so clearly and directly. For example, please revise to indicate that the statements of law or legal conclusions in the referenced sections constitute the opinion of DLA Piper LLP (US).

Response: The Company notes the Staff’s comment. Please see Attachment A for the revised version of proposed Exhibit 5.1 that will be filed by the Company in the amendment to the Registration Statement that the Company will file following the completion of the corporate conversion and prior to effectiveness.
* * * *
     If you have any questions, please feel free to contact the undersigned by telephone at 650-833-2263 (or by facsimile at 650-687-1240) or Peter M. Astiz at 650-833-2036 (or by facsimile at 650-687-1159). Thank you for your cooperation and attention to this matter.
Very truly yours,
DLA Piper LLP (US)
/s/ Micheal Reagan
Micheal Reagan
Partner

cc:	Julie Sherman, SEC
Jay Webb, SEC
Geoffrey Kruczek, SEC
John McFarland, MagnaChip Semiconductor
Peter M. Astiz, Esq., DLA Piper LLP (US)
Khoa D. Do, Esq., DLA Piper LLP (US)
Kirk A. Davenport, III, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP

DLA Piper llp (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com
Attachment A
[                         ], 2010
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.
Luxembourg B97483
Ladies and Gentlemen:
We have acted as counsel to MagnaChip Semiconductor Corporation (“MagnaChip”), a Delaware corporation, in connection with the proposed issuance and sale of those certain depositary shares, each of which represents a fractional ownership interest in certain of MagnaChip’s newly-issued Common Stock (the “Company Shares”) and a fractional ownership interest in certain additional shares of MagnaChip’s Common Stock held by certain stockholders of MagnaChip (the “Selling Stockholders Shares,” and collectively with the Company Shares, the “Shares”), including depositary shares representing a fractional ownership interest in Company Shares and a fractional ownership interest in Selling Stockholders Shares for which the underwriters have been granted an over-allotment option (the “Depositary Shares”), as set forth in MagnaChip’s registration statement (No. 333-165467) on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2010 (as it may be amended and supplemented, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”).
This opinion is being furnished in accordance with the requirements of Item 16(a) of Form S-1, Item 601(b)(5)(i) and Item 601(b)(8) of Regulation S-K, each as promulgated by the SEC under the Act. In connection with this opinion, we have reviewed and relied upon the Registration Statement and related prospectus, MagnaChip’s charter documents, the Underwriting Agreement (the “Underwriting Agreement”) in substantially the form included as Exhibit 1.1 to the Registration Statement; the deposit agreement among MagnaChip, the depositary named therein (the “Depositary”) and the other parties thereto pursuant to which the Depositary Shares will be issued (the “Deposit Agreement”) in substantially the form included as Exhibit 4.2 to the Registration Statement; and records of its corporate proceedings in connection with the issuance and sale of the Depositary Shares and the Shares. With your consent, we have relied upon certificates and other assurances of officers of MagnaChip and others as to factual matters without having independently verified such factual matters.
Based on such review and subject to all of the assumptions, limitations and qualifications set forth herein, we are of the opinion that (i) the Selling Stockholders Shares are validly issued, fully paid and nonassessable, (ii) the Company Shares, when issued, delivered and paid for as contemplated in the related prospectus (as amended and supplemented through the date of issuance) and in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable, (iii) the Depositary Shares, when issued in accordance with the related prospectus (as amended and supplemented through the date of issuance), in accordance with the terms of the Underwriting Agreement and in accordance with the terms of the Deposit Agreement, will constitute valid evidence of interests in the Shares and will entitle the holders thereof to the rights specified in the Depositary Shares and the Deposit Agreement and (iv) the Deposit Agreement is a legal and binding obligation of MagnaChip.
The discussion of United States federal income tax matters contained in the prospectus forming part of the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” and in the section entitled “Risks Related to Our Common Stock” under the heading “The U.S. federal income tax consequences of the cancellation of the depositary shares are not specifically addressed by applicable law”, to the extent such sections state matters of law or legal conclusions, and subject to the qualifications and limitations set forth therein, represent our opinion of the material U.S. federal income tax consequences of the ownership and disposition of MagnaChip’s Depositary Shares and common stock to a U.S. holder and a non-U.S. holder, as defined in the “Material U.S. Federal Income Tax Consequences” section.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus which is part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K.
This opinion is given to you solely for use in connection with the issuance and sale of the Depositary Shares and the Shares in accordance with the Registration Statement and the related prospectus and is not to be relied on for any other purpose. Our opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to MagnaChip, the Depositary Shares, Shares or the Registration Statement. This opinion letter is rendered as of the date hereof and we make no undertaking, and expressly disclaim any duty, to supplement or update this opinion letter, if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.
Very truly yours,
[                                        ]
DLA Piper LLP (US)

Attachment B
[AST Letterhead]
[                         ], 2010
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.
Luxembourg B97483
Ladies and Gentlemen:
This opinion is being furnished in accordance with the requirements of Item 16(a) of Form S-1, Item 601(b)(5)(i) of Regulation S-K, as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”) in connection with the registration statement on Form S-1 (No. 333-165467) of MagnaChip Semiconductor Corporation (“MagnaChip”) filed with the SEC on March 15, 2010 (as it may be amended and supplemented, the “Registration Statement”) under the Act and the proposed issuance and sale of those certain depositary shares, each of which represents a fractional ownership interest in certain of MagnaChip’s newly-issued Common Stock (the “Company Shares”) and a fractional ownership interest in certain additional shares of MagnaChip’s Common Stock held by certain stockholders of MagnaChip (the “Selling Stockholders Shares”), including depositary shares representing a fractional ownership interest in Company Shares and a fractional ownership interest in Selling Stockholders Shares for which the underwriters have been granted an over-allotment option (the “Depositary Shares”). I am rendering this opinion to you, in my capacity as the General Counsel of American Stock Transfer & Trust Company, LLC, a New York limited liability trust company under the New York Banking Law (the “Depositary”) the depositary under that certain deposit agreement among MagnaChip, the Depositary (in its capacity as Depositary, Custodian and Registrar thereunder) and the Holders and Beneficial Owners of Depositary Shares pursuant to which the Depositary Shares will be issued (the “Deposit Agreement”) in substantially the form included as Exhibit 4.2 to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings set forth in the Deposit Agreement.
For purposes of this opinion, I have relied upon my general familiarity with the activities of the Depositary and such factual inquiries as I have determined necessary or appropriate for the purposes hereof. I advise you that I am not admitted to practice in any jurisdiction other than New York and New Jersey and express no opinion on the laws of any other jurisdiction.
Based on such review and subject to all of the limitations and qualifications set forth herein, I am of the opinion that the Deposit Agreement is a legal and binding obligation of the Depositary.
I consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K.
My opinion is expressly limited to the matters set forth above, and I render no opinion, whether by implication or otherwise, as to any other matters. This opinion letter is rendered as of the date hereof and I make no undertaking, and expressly disclaim any duty, to supplement or update this opinion letter, if, after the date hereof, facts or circumstances come to my attention or changes in the law occur which could affect such opinion.
Very truly yours,
[                         ]
Herbert J. Lemmer
General Counsel, American Stock Transfer & Trust Company, LLC